FORM 6-K

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: December, 2005

Commission File Number: 000-17791

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TWIN MINING CORPORATION

(Registrant’s name)

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1250-155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2005

TWIN MINING CORPORATION

By:

/s/ Domenico Bertucci

Domenico Bertucci

Chief Financial Officer

Exhibits
Exhibit 1	Press Release dated December 13, 2005 issued by Twin Mining Corporation

TWIN MINING CORPORATION

Suite 1250,  155 University Avenue

Toronto / Ontario      M5H  3B7

Tel: (416) 777-0013   Fax: (416) 777-0014

Web-site:www.twinmining.com  E-mail: info@twinmining.com

NOT FOR DISSEMINATION TO U.S.  NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Press Release

Toronto, December 13, 2005

Twin Mining Corporation announces up to $13.1 Million Equity Financing with Jipangu Inc.

Twin Mining Corporation  (TWG:TSX) is pleased to announce that Jipangu Inc. (“Jipangu”) has agreed to complete an initial non-brokered private placement of common shares of Twin for proceeds of $4,320,000 and has signed a non-binding letter of intent to complete a second private placement of units of Twin for proceeds of $8,780,000.  The proceeds from both private placements will strengthen Twin’s balance sheet and will be used to implement Twin’s business plan which focuses on the permitting, development and construction of Twin’s Atlanta Gold Project in Idaho, U.S.A., and for working capital purposes.

Under the terms of the initial private placement, which is expected to close by December 20, 2005, Jipangu will purchase 36 million common shares of Twin at a price of $0.12 per share and will then hold a 19.9% ownership interest in Twin on a non-diluted basis. Completion of the initial placement is subject to regulatory approval.

Under the terms of the second private placement, Jipangu will purchase 63,854,545 units of Twin at a price of $0.1375 per unit. Each unit will consist of one common share and 0.8 warrants, with each whole warrant exercisable to purchase one common share at a price of $0.17 per share for a period of 24 months from closing. Completion of the second placement is subject to the execution of final documentation, due diligence, approval by the directors of Twin and Jipangu, regulatory approvals and the approval of the shareholders of Twin, which will be sought at the annual and special meeting of Twin expected to be held in March 2006. Upon completion of the second private placement, which is expected to be completed by April 4, 2006, Jipangu will own approximately 40.8% of Twin’s outstanding shares on a non-diluted basis and approximately 51% assuming exercise of the warrants by Jipangu. Following closing of the second placement, Jipangu will be entitled to proportionate representation on Twin’s Board of Directors.

The shares issued pursuant to both private placements will be subject to hold periods of 4 months.

Twin Mining is in advanced development of its 100% owned Atlanta Gold Mine in the mining friendly State of Idaho, USA and a diamond and gold explorer on its Brodeur diamond project in Nunavut, its TORNGAT diamond project in Nunavik, Quebec and its Abitibi gold project in Quebec, respectively.  Jipangu is a Tokyo-based company that historically has specialized in gold investments.  Wellington West Capital Markets is acting as financial advisor to Jipangu in connection with this transaction.

Certain statements in this news release are “forward looking statements” within the meaning of applicable securities legislation and are prospective. Such statements involve risk and uncertainty and actual results could differ materially from those expressed or implied. Important factors that could cause material differences include but are not limited to global prices for gold and other commodities and supply and demand, changes in government regulation, competitive factors, litigation and other factors set out in Twin’s annual report on Form 20-F as filed with securities regulatory authorities.

For further information contact:  Hermann Derbuch, P.Eng.,

          Chairman, President & CEO, Twin Mining Corporation

                                                          Tel.: (416) 777-0013  Fax: (416) 777-0014 E-mail: info@twinmining.com

          Badshah Communications Group Ltd.

          Tel.: (604) 408.7522   Fax: (604) 408.7528